May 10, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Hanna T. Teshome

Re:

Ace Securities Corp.

Registration Statement on Form S-3

Filed February 15, 2006

File No. 333-131866

Dear Ms. Teshome:

On February 15, 2006 (the “Submission Date”), our client, Ace Securities Corp. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) our Registration Statement on Form S-3, including representative forms of prospectus supplements for use in offering a series of asset-backed certificates (the “Prospectus Supplements”), and base prospectuses (the “Base Prospectuses,” and together with Prospectus Supplements, the “Documents”).  On March 14, 2006, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.  Please note that our responses to each Comment to any of the Base Prospectuses and/or the Prospectus Supplements have been applied universally, if applicable.

Registration Statement on Form S-3

General

1.

Comment:  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final supplement. Refer to Item 1100(f) of Regulation AB.

Response:  We hereby confirm, on behalf of the Company, that all material terms to be included in the finalized agreements will either be disclosed in the final Rule 424(b) prospectus, or that final agreements will be filed simultaneously with or prior to the final supplement.

2.

Comment:  Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:  We hereby confirm, on behalf of the Company, that unqualified legal and tax opinions will be filed at the time of each takedown.

3.

Comment:  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company and any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving residential mortgage loans.  There is no affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

4.

Comment:  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities, Act which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:  We hereby take note of Rule 409 of the Securities Act and confirm, on behalf of the Company, that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

[Derivative Instruments]

5.

Comment:  Please revise your bracketed disclosure to refer to all derivatives provided in the base prospectus rather than limiting the disclosure to examples only.

Response:  We have revised the bracketed disclosure to refer to all derivatives provided in the base prospectus.

Base Prospectuses (Automobile and Boat; Automobile; Boat)

Collateral Certificates

6.

Comment:  Please confirm that the collateral certificates will meet the requirements for a primary offering under Securities Act Rule 190(b).

Response: We hereby confirm, on behalf of the Company, that the collateral certificates will meet the requirements for a primary offering under Securities Act Rule 190(b).

Enhancements Relating to Collateral Certificates

7.

Comment:  Please delete the phrase “other types of enhancements may be provided.”  We view this as a catch-all phrase.  Instead, list all of the types of enhancements that may be included in the asset pool underlying the private contract-backed securities or with respect to the private contract-backed securities themselves.

Response:  We have deleted the phrase “other types of enhancements may be provided” from the Base Prospectuses,  In addition, we have revised the Base Prospectuses to include a list of all types of enhancements that may be included in the asset pool underlying the private contract-based securities or with respect to the private contract-based securities themselves.

GSE Bonds

8.

Comment:  Please remove the Student Loan Marketing Association from your description of GSE Bonds since this association is a private company and its securities are not exemption from registration under the Securities Act.

Response: We have removed the Student Loan Marketing Association from the description of GSE Bonds.

9.

Comment:  We note that you refer investors to additional information on the associations listed in this section.  Please note that disclosure on all assets included in the pool as well as information on originators that meet the 20% threshold requirement should be provided in the prospectus.  Refer to Items 1110(b) and 1111 of Regulation AB.  Please delete the references to additional information and confirm that disclosure on all assets and originators meeting the threshold disclosure requirement will be provided to the extent material.

Response:  We have deleted the references to additional information in this section.  In addition, we hereby confirm, on behalf of the Company that disclosure on all assets and originators meeting the threshold disclosure requirement will be provided to the extent material.

Credit and Cash Flow Enhancement

10.

Comment:  Please expand your disclosure to provide a general description of each credit or cash flow enhancement listed in this section.  For example, we note that you describe the “reserve account” on the following page.  Also, revise your reference to “swaps” in this section for more specificity (i.e., interest rate swap).

Response: We have expanded the disclosure in this section to provide a general description of each credit or cash flow enhancement listed.  Also, we have revised the reference to “swaps” in this section to include more specificity.

11.

Comment:  Please revise to clarify your reference to “other agreements with respect to third party payments or other support,” or delete that phrase in its entirety.  Similarly, either delete or revise to specify your reference to “any other arrangements…as may be described in the related prospectus supplement.”  In that regard, please note our comment above that the base prospectus should include all credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:  We have revised the Base Prospectuses to delete the phrases “other agreements with respect to third party payments or other support,” and “any other arrangements that are incidental to or related to the Primary Assets included in an issuing entity as may be described in the related prospectus supplement” from the section titled “Credit and Cash Flow Enhancement.”

Base Prospectus (Equipment)

End User Contracts

12.

Comment:  We cannot locate the section heading “The Owner Trusts.” Please revise accordingly.

Response: We have revised the section heading “The Owner Trusts” to now read “The Issuing Entities.”  Please see page 21 of the Base Prospectus.

Credit Support Relating to Private Contract-Backed Securities

13.

Comment:  Please delete the phrase “other types of enhancements may be provided.”  We view this as a catch-all phrase.  Instead, list all of the types of enhancements that may be included in the asset pool underlying the private contract-backed securities or with respect to the private contract-backed securities themselves.

Response:  We have deleted the phrase “other types of enhancements may be provided” from the Equipment Base Prospectus,  In addition, we have revised the Base Prospectus to include a list of all types of enhancements that may be included in the asset pool underlying the private contract-based securities or with respect to the private contract-based securities themselves.

Credit Enhancement

14.

Comment:  Please expand your disclosure to provide general description of each credit enhancement listed in this section.  Also, revise to clarify “third party payments or other support,” or delete that bullet point in its entirety.

Response: We have expanded the disclosure in the section titled “Credit Enhancement” to include a general description of each credit enhancement listed in the section.  In addition, we have deleted the bullet point that read “third party payments or other support.”

15.

Comment:  Please delete the last bullet point in this section.

Response:  We have deleted the last bullet point in the section titled “Credit Enhancement.”

Derivatives

16.

Comment:  Please expand your disclosure to describe the mechanics of the market value swaps and when market value swaps would be employed in the operative documents.

Response: We have expanded the disclosure in the section titled “Derivatives” to describe the mechanics of the market value swaps and when market value swaps would be employed in the operate.  Bracketed disclosure regarding the terms and operation of the mandatory auction and market value swap has been added to Prospectus Supplements.  As disclosed, the market value swap will operate in conjunction with the mandatory auction procedure.  Under the mandatory auction procedure, the Auction Administrator will solicit bids for purchase of the securities in the secondary market from dealers and institutional investors.  The sponsor and depositor and their affiliates are not allowed to bid in the auction.  There is no minimum required bid.  If bids are received for the entire amount of the securities subject to the mandatory auction, then the auction will have been successful and the securities will be sold to the highest bidders.  The prices at which the securities are sold through this procedure will be used as the value of the securities for purposes of the market value swap.  If the total auction price is less than par, the market value swap counterparty will pay the shortfall.  If the total auction price is greater than part, then the counterparty will receive the excess.  If the total auction price is less than par, the original investors in the securities will receive the auction price plus the market value swap proceeds, which together will equal par.

17.

Comment:  We note your disclosure indicates that derivatives may include credit default swaps.  If you choose to include these forms of credit support, you should provide a more comprehensive and detailed analysis on how the proposed swaps will protect against defaults and losses on contracts or other assets included in an issuing entity or allocated to a class of notes.  How will they operate?  For instance, will the issuing entity pay premiums to the counterparty?  What happens when a credit score event occurs?

Response:  We have revised the Base Prospectus to delete any reference to credit default swaps.

Exhibits

18.

Comment:  When available, please provide us with a copy of your updated pooling and servicing agreement and updated sale and servicing agreement, marked to show changes from the prior pooling and servicing agreement and prior sale and servicing agreement, including any changes made to comply with Regulation AB.

Response:  We have drafted a new form of pooling and servicing agreement to comply with Regulation AB.  A form of pooling and servicing agreement has not been previously filed with the SEC so we will file a clean copy of the agreement as Exhibit 4.2.1 to the Registration Statement.  For your reference, Sections 9.04 and 9.05 of the agreement contain the relevant Regulation AB provisions.

In addition, we have revised the form of sale and servicing agreement to comply with Regulation AB and will file a clean copy of the revised agreement as Exhibit 10.1.2 to the Registration Statement and provide a courtesy copy marked to show changes from the prior filing, including any changes made to comply with Regulation AB.

Should you have any further questions or comments please contact Hays Ellisen at 917-777-4322 or myself at 917-777-4499.

Sincerely,

/s/ Keith Krasney

Keith Krasney